

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2015

Mail Stop 4546

<u>Via Email</u>
Stephen E. Jones
Executive Director and Chief Financial Officer
Santander UK Group Holdings plc
2 Triton Square, Regent's Place
London NW1 3AN, England

Re: Santander UK Group Holdings plc
Form 20-F
Filed August 10, 2015
File No. 000-55494

Santander UK plc
Form 20-F
Filed March 4, 2015
File No. 001-14928

Dear Mr. Jones:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Financial Services II

cc (via email): Sarah E. Lewis, Esq.
                 Cleary Gottlieb Steen & Hamilton LLP